U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              MCKESSON CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                       AMALGAMATED BANK LONGVIEW FUNDS
___________________________________________________________________________

3. Address of the person relying on exemption:

                   275 SEVENTH AVENUE, NEW YORK, NY   10001
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(LOGO) AMALGAMATED BANK       (LOGO) UAW RETIREE MEDICAL BENEFITS TRUST

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THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.
Please execute and return your proxy card according to McKesson's instructions.
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July 2013

Dear McKesson Shareholder:

We urge you to vote "YES" on Item #10 ("Stockholder Proposal on Compensation Clawback Policy") at the upcoming Annual Meeting of McKesson (NYSE: MCK), to be held July 31, 2013.

Item #10 is a non-binding, advisory proposal that encourages the board to strengthen the company' clawback policy and disclose when the clawback is applied to senior executives' incentive compensation.

WHY IS A STRONG CLAWBACK POLICY IMPORTANT?

We believe clawbacks underscore "pay-for-performance" for executives in the following ways:

  - PROMOTE ALIGNMENT BETWEEN PAY AND PERFORMANCE by adjusting incentive compensation when pay is later determined to have been based on the wrong numbers or misconduct.

  - FOSTER A CORPORATE CULTURE OF COMPLIANCE AND DISCOURAGE FUTURE COMPLIANCE VIOLATIONS by establishing and communicating concrete consequences for misconduct.

  - INCREASE ACCOUNTABILITY TO SHAREHOLDERS AND OTHER STAKEHOLDERS by informing them about the application of the clawback policy.

WHY IS MCKESSON'S CURRENT POLICY INADEQUATE?

The company's current policy is weak in three ways:

  - IT IS ONLY TRIGGERED IF EMBEZZLEMENT OR FRAUD MEETS AN UNDEFINED "MATERIALITY" THRESHOLD: We believe that all embezzlement, fraud, or theft is problematic and costly to shareholders, regardless of its materiality. We believe the Board should have a policy in place to review incentive compensation and be empowered to recoup unearned pay, regardless of an undefined "materiality."

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  - IT IS ONLY TRIGGERED IN THE EVENT OF "INTENTIONAL" MISCONDUCT IN FINANCIAL
    REPORTING: We do not think it is necessary for the Board to assess whether or not financial errors were "intentional." If the numbers upon which incentive pay is calculated are incorrect, the Board should be in a position to adjust pay accordingly.

  - THERE IS NO DISCLOSURE OF ANY CLAWBACK ENFORCEMENT DESPITE MCKESSON'S CHRONIC LEGAL AND REGULATORY SETTLEMENTS: If executives receive incentive pay despite engaging in "misconduct," intentional or otherwise, we believe that the Board should report whether and how it has applied a clawback policy.

IS THE REQUEST PRACTICAL?

Yes. Item #10 recommends a general policy and leaves the specific details of its implementation to the Board of Directors. Other companies have policies to make disclosures of the sort being urged here, such as Capital One and Encore Capital Group./1/

HAVE OTHER COMPANIES IN THE INDUSTRY IMPLEMENTED SIMILAR POLICIES:

Yes. Numerous pharmaceutical distribution and health care-related companies, such as Johnson & Johnson, Boston Scientific Corporation, Quest Diagnostics, HealthWays, Merck & Company, Eli Lilly & Company, Amgen Corporation, Bristol-Myers Squibb, and Pfizer have more expansive clawback provisions./2/

HOW HAS THE COMPANY RESPONDED TO THE SHAREHOLDER PROPOSAL?

The shareholder proponents requested a discussion with the company on the content of the proposal, but to date have not received any response.

We urge you to vote FOR Item #10.

Sincerely,

Scott Zdrazil                           Meredith Miller
First Vice President-                   Chief Corporate Governance Officer
Director of Corporate Governance	UAW Retiree Medical Benefits Trust
Amalgamated Bank LongView Funds         (734) 887-4964
(212) 895-4923                          mamiller@rhac.com
scottzdrazil@amalgamatedbank.com

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THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.
Please execute and return your proxy card according to McKesson's instructions.
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/1/ Liz Moyer. "Banks Bow to New York On Clawbacks." Wall Street Journal 13
March 2013. http://online.wsj.com/article/SB1000142412788732407770457835879184
0450814.html; Capital One 2013 Proxy Statement, http://www.sec.gov/Archives/ edgar/data/927628/000120677413001099/capitalone_def14a.htm; Encore Capital
Group 2013 Proxy Statement,http://www.sec.gov/Archives/edgar/data/1084961/ 000119312513175622/d487991ddef14a.htm
/2/ Joann S. Lublin and Jonathan D. Rockoff. "Drug Companies Expand Powers to Recoup Pay." Wall Street Journal 3 April 2013. http://online.wsj.com/article/ SB10001424127887323646604578400912618817612.html


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